UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-38778

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PyraMax Bank, FSB 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1895 Bancorp of Wisconsin, Inc.
7001 West Edgerton Ave.
Greenfield, Wisconsin 53220

PyraMax Bank, FSB 401(k) Savings Plan
Greenfield, Wisconsin

Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

Contents

Independent auditor’s report	1

Financial statements

Statements of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-9

Supplementary information
Schedule H, line 4i – schedule of assets (held at end of year)	10-11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
PyraMax Bank, FSB 401(k) Savings Plan
Greenfield, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of PyraMax Bank, FSB 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of PyraMax Bank, FSB 401(k) Savings Plan financial statements.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP

We have served as the Plan’s auditor since 2011.

June 29, 2020
Milwaukee, Wisconsin

PyraMax Bank, FSB 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018

Investments at fair value	$ 11,012,428	$ 9,414,876

Fully benefit-responsive investment contract, at contract value	51,939	10,827

Receivables:
Notes receivable from participants	245,853	217,007

Net assets available for benefits	$ 11,310,220	$ 9,642,710

See accompanying notes to financial statements.

PyraMax Bank, FSB 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

2019
Additions:
Investment income:
Net appreciation in fair value of investments	$ 1,817,443
Interest and dividends	186,483
Total investment income	2,003,926

Interest income on notes receivable from participants	13,259

Contributions:
Participants	597,217
Sponsor	350,309
Rollovers	139,037
Total contributions	1,086,563
Total additions	3,103,748

Deductions:
Benefits paid to participants	1,426,695
Administrative expenses	9,543
Total deductions	1,436,238

Net increase in net assets available for benefits	1,667,510

Net assets available for benefits:
Beginning of year	9,642,710

End of year	$ 11,310,220

See accompanying notes to financial statements.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 1.   Description of Plan
The PyraMax Bank, FSB 401(k) Savings Plan (the “Plan”) is a participant-directed defined contribution plan sponsored by PyraMax Bank, FSB (the “Sponsor”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following brief description of the Plan provides only general information; participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

Plan Administration

The Plan is administered by the Sponsor.  The Plan custodians are Empower Retirement, also known as Great-West Life and Annuity Insurance Company and, effective October 15, 2018, Principal Trust Company became a custodian of the Plan assets and Trustee of the Plan.  TG Benefits, Inc. (“TG”) is the third party administrator of the Plan.

Eligibility

Substantially all employees are eligible to participate in the Plan after they have completed one month of service and attained the age of eighteen. Temporary employees are not eligible to participate in the Plan.  Employees are eligible for the Sponsor matching contributions after they have completed six consecutive months of service and attained the age of eighteen. In addition to these requirements, participants must be employed on the last day of the year and have completed 1,000 hours of service during the Plan year to be eligible for any profit sharing contribution.

Contributions

Participants may elect to defer up to 100% of their annual compensation, as defined in the Plan, not to exceed the limits of the Internal Revenue Service (“IRS”).  Eligible employees that do not make a deferral election are automatically enrolled to contribute 6% of compensation.  Participants may also contribute amounts representing distributions from other qualified plans (“rollovers”).  The Plan includes a Roth 401(k) component in order for employees to make after-tax deferrals into the Plan.

The Sponsor made matching contributions of 100% on the first 6% contributed by the participants during 2019.  The Sponsor did not make any discretionary profit sharing contributions during 2019.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA, and therefore, provides that participants choose how to direct their contributions among the Plan’s investment alternatives.  All investments are participant directed.  For a more complete description of the Plan’s investments, participants should refer to the summary plan description and investment prospectuses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Sponsor contributions, and allocations of Plan earnings/losses thereon and charged with an allocation of administrative expenses. Allocations of the Sponsor’s discretionary profit sharing contributions are based on a uniform percentage of the participant’s compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 1.   Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus earnings thereon.  Beginning January 1, 2013, the Sponsor amended the Plan to elect to contribute safe harbor contributions.  Participants are, therefore, immediately vested in matching contributions and any earnings thereon.

Forfeitures

Forfeitures are portions of participant account balances that participants surrender by terminating employment prior to becoming full vested.  Forfeitures from the Sponsor’s matching and profit sharing contributions are used to reduce the Sponsor’s matching contributions or administrative expenses.  During 2019, $5,621 of forfeitures were used to reduce the Sponsor’s matching contributions. At December 31, 2019 and 2018, there were $1 of forfeitures available to be used to offset future Sponsor contributions or administrative expenses.

Payment of Benefits

Upon termination of service due to retirement, separation, death or disability, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution or in regular installment distributions over a period not to exceed the joint life expectancy of the participant and his or her beneficiary.  Under certain circumstances, participants may qualify to receive a hardship distribution from their account balance.  In-service distributions may also be made upon the participant reaching age 59 ½.

Notes Receivable from Participants

Participants may receive a loan from their account balances at the lesser of $50,000 or 50% of the participant’s vested account balance.  The minimum loan amount is $1,000.  The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 6.50%.  Interest rates are determined by the plan administrator to be commensurate with local prevailing rates.  Principal and interest is paid through payroll deductions.

Note 2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in accordance with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and are subject to change in the near term.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 2.   Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value (except for fully benefit-responsive investment contracts). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully benefit-responsive contracts are reported at contract value, which is the amount participants would normally receive if they were to initiate permitted transactions under the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan.  The majority of the Plan’s administrative expenses are paid by the Sponsor and are excluded from these financial statements.

Subsequent Events

The Sponsor has evaluated subsequent events through the date of this report. On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 3.  Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4.  Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:  Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the best level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are generally open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled Separate Accounts:  Valued at the NAV of shares in each account held by the Plan at year end.  The pooled separate accounts in the Plan have published NAVs and are deemed to be actively traded.

Common Stock:  Shares of common stock are valued at their quoted price in an active market.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 4.  Fair Value Measurements (Continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
Description	Level 1	Level 2	Level 3	Total

Mutual Funds	$ 8,761,098	$ —	$ —	$ 8,761,098
Pooled Separate Accounts	1,760,408	—	—	1,760,408
Common Stock	490,922	—	—	490,922
	$ 11,012,428	$ —	$ —	$ 11,012,428

	Assets at Fair Value as of December 31, 2018
Description	Level 1	Level 2	Level 3	Total

Mutual Funds	$ 7,959,163	$ —	$ —	$ 7,959,163
Pooled Separate Accounts	1,455,713	—	—	1,455,713
	$ 9,414,876	$ —	$ —	$ 9,414,876

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.

Note 5.  Guaranteed Investment Account with Great-West
Prior to December 31, 2019, the Plan maintained a fully benefit-responsive investment in the form of a guaranteed investment contract (“GIC”) that invested in traditional investment contracts in a Key Guaranteed Portfolio Fund with Great-West.  Great-West maintained the contributions in a general account.  The fund is stated at contract value.  Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.  Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions.  Interest crediting rate is reset quarterly.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  The plan administrator does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 6.  Fixed Income Guaranteed Option
Effective October 15, 2018, the Plan’s investment options include the Principal Fixed Income Guaranteed Option (FIGO) which is a guaranteed general account-backed group annuity contract issued by Principal Life Insurance Company (Principal) to Principal Trust Company as custodian.  The FIGO has a contractually guaranteed rate of interest which is credited to participants’ accounts. The FIGO is considered a fully benefit-responsive investment and, therefore, is reported at contract value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions.  Interest crediting rate is reset quarterly.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  The plan administrator does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probably of occurring.

Note 7.  Plan Termination
Although the Sponsor has not expressed any intent to do so at the present time, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate or partially terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

Note 8.  Tax Status
The IRS has determined and informed the Plan by a letter that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 9.  Related Party and Party-In-Interest

As of December 31, 2019, the Plan held 45,540 shares of 1895 Bancorp of Wisconsin, Inc. common stock, valued at $490,222. During the year ended December 31, 2019, Plan purchases of Bancorp of Wisconsin, Inc. common stock totaled $494,906 and Plan sales of 1895 Bancorp of Wisconsin, Inc. common stock totaled $37,429. Transactions involving notes receivable from participants and investment funds administered by affiliates of Great-West Life and Annuity Insurance Company and Principal Trust Company are considered party-in-interest transactions. The purchases of and investment in common stock of 1895 Bancorp of Wisconsin, Inc. are also considered party-in-interest transactions and related party transactions. These transactions are not, however, considered prohibited transactions under ERISA regulation.

PyraMax Bank, FSB 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

Employer Identification Number: 39-0624390
Plan Number: 002

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par, Maturity Value	Cost**	Value
		Mutual funds, registered investment companies
	BlackRock Advisors, LLC	BlackRock LifePath Index 2060 K Fund		$ 18,347
	BlackRock Advisors, LLC	BlackRock LifePath Index 2055 K Fund		198,780
	BlackRock Advisors, LLC	BlackRock LifePath Index 2050 K Fund		124,678
	BlackRock Advisors, LLC	BlackRock LifePath Index 2045 K Fund		316,798
	BlackRock Advisors, LLC	BlackRock LifePath Index 2040 K Fund		263,419
	BlackRock Advisors, LLC	BlackRock LifePath Index 2035 K Fund		345,219
	BlackRock Advisors, LLC	BlackRock LifePath Index 2030 K Fund		12,132
	BlackRock Advisors, LLC	BlackRock LifePath Index Retirement K Fund		617,863
	BlackRock Advisors, LLC	BlackRock LifePath Index 2025 K Fund		1,048,217
	AB LP	AB Global Bond Z Fund		67,603
	Robert W. Baird & Co., Inc.	Baird Aggregate Bond Institutional Fund		404,947
	Delaware Management Co.	Delaware Corporate Bond Institutional Fund		121,239
	Eaton Vance Management	Eaton Vance Floating Rate I Fund		112,868
	Ivy Investment Mgmt. Co.	Ivy High Income N Fund		283,943
	PIMCO	PIMCO International Bond Institutional Fund		59,115
	PIMCO	PIMCO Real Return Institutional Fund		259,503
	Western Asset Mgmt. Co.	Western Asset Cord Bond IS Fund		304,150
	Invesco	Invesco Growth and Income R6 Fund		305,923
	Allianz Global Inv. Fund Mgmt.	Allianz Global NFJ Mid-Cap Value I Fund		323,916
	American Beacon	American Beacon International Equity Fund		1,975
	American Beacon	American Beacon SmallCap Value Institutional Fund		212,642
	Dodge & Cox	Dodge & Cox Stock Fund		350,744
	American Funds	American Funds EuroPacific Growth R6 Fund		1,191,225
	Goldman Scahs Asset Mgmt.	Goldman Sachs International SC Insights Inst. Fund		112,868
	Harbor Capital Advisors	Harbor Capital Appreciation Institutional Fund		665,103
	MFS Investment Management	MFS Blended Research Core Equity R6 Fund		161,083
	Capital Research and Mgmt. Co.	American Funds New World R6 Fund		130,720
	Oppenheimer Funds, Inc.	Oppenheimer Developing Markets I Fund		268,019
	Putnam Investment Mgmt. Co.	Putnam Convertible Securities Y Fund		169,518
	Vanguard Group	Vanguard Explorer Admiral Fund		308,541
		Pooled Separate Accounts
	Mellon Capital Management	Bond Market Index Separate Account		280,550
*	Principal Global Investors	MidCap S&P 400 Index Separate Account		458,720
*	Principal Global Investors	Small Cap S&P 600 Index Separate Account		197,395
*	Principal Global Investors	LargeCap S&P 500 Index Separate Account		699,885
*	Principal Global Investors	International Equity Index Separate Account		19,686
*	Principal Real Estate Investors	GL Real Estate Sec Separate Account		104,172

		(Continued)

PryaMax Bank, FSB 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - Continued
December 31, 2019

Employer Identification Number: 39-0624390
Plan Number: 002

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par, Maturity Value	Cost**	Value
		Common Stock
*	1895 Bancorp of Wisconsin, Inc.	45,540 Shares of Common Stock		490,922

		Guaranteed Investment Account
*	Principal	Fixed Income Guaranteed Option		51,939

*		Participant loans:
	Participants	4.25% – 6.50%; maturing through 2024	$0	245,853

				$ 11,310,220

*	Designates party-in-interest.
**	Cost is not reqluired for participant-directed investments

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PYRAMAX BANK, FSB 401(K) SAVINGS PLAN

Date: June 29, 2020	By:	/s/ Monica Baker
Monica Baker
Senior Vice President and Chief Brand Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Wipfli LLP